SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Section 13a-16 or 15d-16
of the Securities Exchange Act of 1934

November 15, 2004

JSG FUNDING PLC

(formerly known as MDP Acquisitions plc)
(Translation of registrant’s name into English)

Beech Hill
Clonskeagh
Dublin 4
Ireland
Telephone: +353 (1) 202-7000
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐          No  ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

2004 Fourth Quarter and Full Year Results

February 17, 2004: JSG Funding plc (‘JSG Funding’ or the ‘Group’) today announced results for the 3 months and year ended December 31, 2004.

	4Q ’04	4Q ’03	Change	4Q ’04	3Q ’04	Change	Full Year 2004	Full Year 2003	Change
	€m	€m	%	€m	€m	%	€m	€m	%

Net sales	1,193	1,174	2%	1,193	1,186	1%	4,805	4,746	1%

EBITDA*	160	151	6%	160	146	10%	606	627	(3)%

EBITDA Margin*	13.4%	12.8%		13.4%	12.3%		12.6%	13.2%

Free cash flow	22	35	(37)%	22	82	(73)%	187	178	5%

*Pre-exceptional EBITDA of subsidiaries only

Fourth Quarter and Full Year Summary

2004 fourth quarter and full year results reflect continuing difficult market conditions in Europe offset by strong performances in our Latin America operations, aided by more buoyant market conditions there. However, fourth quarter results for Europe did reflect slight upward pricing momentum, particularly in kraftliner. Despite difficult market conditions and broadly unchanged net sales and EBITDA, JSG continues to generate positive free cash flow.

Net sales increased modestly in the fourth quarter and in the full year. EBITDA, before exceptional items, for the fourth quarter of 2004, at €160 million was €9 million higher than in the same period of 2003. This reflects improvements in our Latin American operations and Munksjö’s specialty businesses and slightly improved kraftliner pricing in Europe. 2004 full year EBITDA, at €606 million before exceptional items, compares to €627 million in 2003. The decline, year-on-year, reflects an €18 million gain on property sales in 2003. Excluding this gain in 2003, EBITDA is broadly unchanged year-on-year.

The positive impact on 2004 of net acquisitions in 2003, principally Smurfit-Stone’s European packaging operations offset by the absence of Smurfit MBI in Canada, was reduced by the effect of the strong euro which negatively impacted the translation of our US dollar earnings from Latin America.

In line with our commitment to address non cash generating businesses we announced the closure of three of our European plants. These are our Cordoba recycled mill in Spain, and our Tamworth Corrugated and Witham Carton plants both in the UK. These plant closures together with other reorganisation actions account for the exceptional reorganisation and restructuring costs of €31 million and €39 million in the fourth quarter and full year respectively. Partly offsetting these costs are exceptional gains on sales of assets and businesses of €7 million and €22 million in the fourth quarter and full year respectively. The gains result mainly from the sale of surplus properties.

While the difficult market conditions in Europe impacted growth in net sales and EBITDA, JSG continues to generate sustainable free cash flow. 2004 free cash flow of €187 million compares to €178 million in 2003. Financing and investment outflows in 2004 amounted to a net €5 million resulting in a net cash inflow of €182 million compared to a deficit of €31 million in 2003.

JSG’s net borrowing (including capital leases) was €2,913 million at December 2004 compared to €3,101 million at December 2003.

Corporate Activity

Asset Sales

On December 22, 2004 JSG announced that it had signed a definitive agreement to sell its Munksjö specialty business to The EQT III Fund for approximately €450 million. On December 14, 2004 SCA (Svenska Cellullosa Aktiebolaget) announced that it had agreed to buy the Munksjö Tissue business from JSG for approximately €28 million. The cash generated from these sales will be used to reduce debt.

The Munksjö specialty assets being sold comprise pulp, decor paper, and specialty paper businesses and had sales from operations for 2004 of approximately €480 million. The Munksjö Tissue assets being sold comprise two paper mills producing base paper for tissue and generated sales from operations of approximately €50 million in 2004.

JSG retains the Munksjö containerboard and corrugated assets, located in Norway, Sweden and Poland, which comprise approximately 90,000 tonnes of containerboard and 150,000 tonnes of corrugated capacity.

New Offerings

On January 13, 2005 JSG Funding commenced a tender offer to purchase for cash all outstanding existing 15.5% subordinated notes. All of the euro 15.5% subordinated notes and 99.99% of the dollar 15.5% subordinated notes were tendered. The tender offer was completed on February 14, 2005. In January 2005, JSG Funding completed an offering of €217.5 million and $200 million of 7.75% subordinated cash-pay notes due 2015. JSG Funding applied the proceeds from this offering to fund the purchase of the 15.5% subordinated notes tendered. This new issue lowers JSG Funding’s overall cost of capital.

Concurrently with the completion of this offering of notes, JSG Holdings plc, the indirect parent of JSG Funding, completed an offering of €325 million of 11.5% senior PIK notes due 2015, substantially all of the net proceeds of which will be loaned to JSG Packaging Limited, its parent, which, in turn, intends to pay the net proceeds to its shareholders by means of a share capital reduction under Irish law.

Financial Review

Fourth Quarter 2004: Year-on-year performance

Fourth quarter net sales of €1,193 million increased 2% against €1,174 million in the fourth quarter of 2003. Excluding the effect of closures and currency movements, sales increased €34 million or 3% on the comparable period in 2003.

Fourth quarter EBITDA, before exceptional items, of €160 million increased 6% against €151 million in the fourth quarter of 2003. Excluding the effect of closures and currency movements, EBITDA, before exceptional items, increased €11 million or 7% on the comparable period in 2003. EBITDA, before exceptional items, of €160 million represents a margin of 13.4% on net sales against 12.8% in the fourth quarter of 2003. The increased margin in the fourth quarter principally reflects the very strong performance of our Latin American businesses in what has historically been a seasonally moderate last quarter.

Fourth Quarter 2004: Quarter-on-quarter performance

Fourth quarter net sales of €1,193 million increased 1% against €1,186 million in the third quarter of 2004. Excluding the effect of currency movements, sales increased €13 million or 1% on the third quarter.

Fourth quarter EBITDA, before exceptional items, of €160 million increased 10% against €146 million in the third quarter of 2004. Excluding the effect of currency movements, EBITDA, before exceptional items, increased €15 million or 10% on the third quarter. EBITDA, before exceptional items, of €160 million represents a margin of 13.4% on net sales against 12.3% in the third quarter. The fourth quarter EBITDA benefits from the normal annual review and adjustment of accounting provisions.

Full year 2004: Year-on-year performance

2004 full year net sales of €4,805 million increased €59 million or 1% against €4,746 million in 2003. Excluding the effect of acquisitions, disposals and currency movements, sales increased €82 million or 2% on 2003 levels.

2004 EBITDA, before exceptional items, of €606 million decreased 3% against €627 million in 2003. Excluding the effect of acquisitions, disposals and currency movements, EBITDA, before exceptional items, decreased €19 million or 3% on 2003 levels. EBITDA is broadly unchanged year-on-year; the decline year-on-year reflects an €18 million gain on property sales in 2003. Excluding this gain in 2003, EBITDA before exceptional items, of €606 million represents a margin of 12.6% on net sales against 13.2% in 2003. Adjusting 2003 for one-off gains, EBITDA represents a margin of 12.8% on net sales.

Product Market Overview

Europe

European market conditions remained challenging throughout 2004. In addition, despite volume growth in kraftliner, recycled containerboard and corrugated, the price environment remains difficult. The European recycled containerboard industry is experiencing significant capacity additions against a backdrop of modest demand growth which will continue to impact the industry’s performance. The industry is also experiencing the shut down of some old, inefficient capacity. JSG continues to focus on reducing costs and further integrating containerboard and corrugated operations. An integrated system will support JSG’s margins and protect the cash flow generation of the business in difficult market conditions.

Kraftliner performed better in volume terms and benefited from an improving global supply and demand balance. JSG’s kraftliner volumes increased 2% in the fourth quarter and 6% year-on-year which reflects improving market conditions and soft comparisons in 2003. Kraftliner product pricing began to recover in 2004 and a €50 per tonne price increase, announced for September 2004, was progressively implemented during the third and fourth quarters. Fourth quarter kraftliner prices were €37 per tonne higher than those prevailing in 2003. However, average kraftliner prices for the full year were €20 per tonne lower than in 2003.

2004 recycled containerboard volumes, excluding acquisitions, increased 3% on 2003. This 3% increase includes a 6% increase in volumes in France and 4% in the UK. These volume increases reflect an increased level of integration in France and improved third-party sales in the UK. Including acquisitions, volumes increased 12% year-on-year.

Waste-fiber prices, the primary input cost for recycled containerboard, remained broadly unchanged during the fourth quarter. 2004 average waste-fiber prices were €10 per tonne lower than 2003 levels. The recycled containerboard price increase of €50 per tonne, which was announced for October, was partially implemented during the fourth quarter. 2004 average fourth quarter recycled containerboard prices were €7 per tonne higher than the comparable period in 2003. 2004 full year average prices were in-line with 2003 levels.

Corrugated volumes were broadly in-line with 2003 levels in the fourth quarter. Excluding acquisitions, 2004 full year volumes increased 1% year-on-year. Including the effect of acquisitions, 2004 full year corrugated volumes increased 12% year-on-year. Competitive market conditions across Europe and unchanged waste-fiber and recycled containerboard prices resulted in static corrugated prices during the quarter. Corrugated prices, in the fourth quarter, were in line with prices in the same period in 2003. Full year average corrugated prices declined 2% on 2003 levels.

Latin America

JSG’s Latin American operations reported record results in 2004. Sales and EBITDA grew in double digits in 2004 in their reporting currency, the US dollar. Latin American containerboard and corrugated volumes both increased approximately 9% year-on-year. Average prices increased 1% and 5% on 2003 levels in containerboard and corrugated respectively.

Our Mexican operations continue to reflect improvements in domestic demand and export demand from the Maquiladora area. This improvement in demand, coupled with our early 2004 internal restructuring, resulted in a strong financial performance from our Mexican operations – particularly in the second half of 2004. Containerboard and corrugated volumes increased 8% and 4% on 2003 levels respectively. Product pricing also improved modestly year-on-year.

The Colombian economy continues to grow modestly. During 2004 the Colombian Peso strengthened against the dollar resulting in significant cost increases in dollar terms; however, volume and price improvements more than offset cost increases. Containerboard and corrugated volumes increased 2% and 8% on 2003 levels respectively.

The Venezuelan economy and currency remain relatively protected and continue to positively impact the results of our operations there. Demand and product pricing remain strong. However, the returns achieved in 2004 may not be sustainable in the longer term. 2004 containerboard and corrugated volumes increased 12% and 25% respectively year-on-year.

Argentina’s strong volume growth continued in the fourth quarter. As a consequence, 2004 full year containerboard and corrugated volumes increased 10% and 14% on 2003 levels respectively. Prices in containerboard were broadly unchanged year-on-year, however, a modest increase in corrugated prices contributed to improved financial performance in 2004.

The development of our new corrugated facility in Santiago, Chile, is complete and sales began during the fourth quarter. Initial performance is in line with the Group’s expectations.

Fourth Quarter 2004: Cash flows

Fourth quarter 2004 free cash flow of €22 million compares to €35 million in the comparable period in 2003. JSG’s subsidiaries generated a pre-tax loss for the quarter of €10 million, however, cash flow benefited from non-cash add backs and from the continued decrease of working capital levels.

Fourth quarter capital expenditure of €65 million represented 108% of depreciation compared to 70% for the first nine months of 2004. This is a typical profile of fourth quarter capital expenditure, as in 2003, where JSG’s expenditure level was lower in the first nine months with relatively higher expenditure in the fourth quarter. This resulted in full year expenditure to depreciation ratio of almost 80% – in line with our expectations.

JSG continues to make progress in reducing working capital levels and working capital decreased by €11 million in the quarter. Working capital of €362 million at December 2004 represented 7.6% of annualised net sales compared to 9.1% at December 2003.

JSG reported a cash flow surplus of €19 million compared to €28 million for the same period in 2003. The surplus for the quarter was partly offset, however, by the add-back of non-cash interest accrued.

Currency adjustments were positive during the quarter reflecting the strength of the euro, primarily against the US dollar. In total, net borrowing decreased by €67 million from €2,963 million (€2,991 million including leases) at September 2004 to €2,895 million (€2,913 million including leases) at December 2004.

Full Year 2004: Cash flows

2004 full year free cash flow of €187 million compares to €178 million in 2003. JSG’s 2004 free cash flow reflects lower tax payments year-on-year offset by reduced working capital inflow.

We continued to focus on generating cash flow from sales of surplus assets during 2004. Disposals for the year generated an inflow of €34 million including €29 million from the sale of unused property. Cash generation was partly offset in ‘Other’ by accelerated profit sharing payments to employees of €13 million coupled with a lease bullet payment of €10 million. Changed tax laws in France reduced the length of the deferral period and resulted in accelerating payments to employees in respect of deferred compensation.

Depreciation was higher in 2004, reflecting the acquisition of the former Smurfit-Stone European packaging operations during 2003 and the adjustments to fixed assets effected at the end of 2003 arising from the completion of the fair value exercise. Capital expenditure at €206 million for 2004 represented 79% of depreciation compared to 82% in 2003. This is consistent with JSG’s target to control capital expenditure at or close to the 80% level.

Tax payments, at €37 million, were lower than in 2003, reflecting a Dutch tax refund and tax repayments in certain other European countries. These credits were partly offset by higher payments in Latin America as a result of the growth in regional profits. Under the Bosal judgement, JSG received approximately €20 million from the Dutch authorities in 2004.

Financing and investment outflows were modest in 2004 and JSG reported a net cash inflow of approximately €182 million for the year.

The €182 million operating surplus was offset by the add-back of non-cash interest but positively impacted by a currency adjustment of €40 million. As a result, net borrowing decreased by €177 million year-on-year. Net borrowing amounted to €2,895 million (€2,913 million including leases) at December 2004 compared to €3,073 million (€3,101 million including leases) at December 2003.

Summary cash flows for the three months and twelve months to December 2004 and 2003 are set out in the following table:

	3 Months to Dec 31 2004	3 Months to Dec 31 2003	12 Months to Dec 31 2004	12 Months to Dec 31 2003
	€ Million	€ Million	€ Million	€ Million

(Loss)/profit before tax - subsidiaries	(10)	(21)	(3)	2
Exceptional items	16	17	1	11
Depreciation and depletion	61	61	263	253
Goodwill amortization	7	11	38	45
Non cash interest expense	22	15	68	59
Working capital change	11	29	42	63
Capital expenditure	(65)	(81)	(206)	(207)
Change in capital creditors	14	14	7	—
Sale of fixed assets	11	4	34	12
Tax paid	(17)	(8)	(37)	(59)
Dividends from associates	—	—	3	1
Other	(28)	(6)	(23)	(2)
Free cash flow	22	35	187	178

Investments	(1)	(2)	(6)	(181)
Sale of businesses and investments	3	7	3	36
Dividends paid to minorities	(1)	(1)	(6)	(7)
Deferred debt issue costs	(3)	—	(6)	(8)
Transaction fees	(1)	(3)	(3)	(21)
Transfer of cash from /(to) affiliates	—	(8)	13	(28)
Net cash inflow / (outflow)	19	28	182	(31)
Net cash acquired/disposed	—	1	—	56
SSCC inter-company debt repaid	—	—	—	(97)
Non-cash interest accrued	(12)	(11)	(45)	(41)
Currency translation adjustments	60	54	40	152
Decrease in net borrowing	€67	€72	€177	€39

Performance Review and Outlook

Gary McGann, Chief Executive Officer, commented, “We are pleased to report record financial results for our Latin American operations. These results have been delivered thanks to the breadth and depth of our management team and must be viewed in the context of the current exchange rate environment. The results vindicate our strategy of managing risk through geographic diversity.

In Europe, we continue to focus on improving performance against a backdrop of continuing economic weakness and significant additional containerboard capacity. Our strengthened team in Europe is managing each of the factors within our control and our continued focus on our customer driven, integrated packaging system, has served to deliver strong cash flow in 2004. Through cost and productivity improvements we also continue to make progress towards the objective of better operating margins at each point of the industry cycle.

During 2004 we made further progress towards maximizing the cash flow generation capability of our business. We will further reduce our cost of capital and improve our cash flow when all of the current corporate initiatives, including asset sales and the debt re-financing, are completed.

The outlook for 2005 continues to reflect ongoing difficult pricing markets in Europe counterbalanced by positive business conditions in Latin America.”

Website access to reports

JSG Funding’s annual report on Form 20-F, current reports on Form 6-K, the April 2003 registration statement on Form F-4 and all amendments to those reports are made available free of charge through the Registrant’s website (www.smurfit-group.com) as soon as practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission.

Contacts				Information
Gary McGann	Chief Executive Officer	Jefferson Smurfit Group	+353 1 202 7000	Beech Hill, Clonskeagh
Tony Smurfit	Chief Operating Officer	Jefferson Smurfit Group	+353 1 202 7000	Dublin 4, Ireland
Ian Curley	Chief Financial Officer	Jefferson Smurfit Group	+353 1 202 7000	Ph +353 1 202 7000
Mark Kenny		K Capital Source	+353 1 631 5500	smurfit@kcapitalsource.com

JSG Funding plc

Summary Group Profit and Loss Account

	3 Months to Dec 31 2004	3 Months to Dec 31 2003	12 Months to Dec 31 2004	12 Months to Dec 31 2003
	€ 000	€ 000	€ 000	€ 000

Turnover
Continuing operations	1,071,896	1,054,257	4,293,540	4,159,166
Discontinued operations	120,680	119,492	511,542	587,149
	1,192,576	1,173,749	4,805,082	4,746,315
Cost of sales	861,489	848,568	3,473,299	3,419,820
Gross profit	331,087	325,181	1,331,783	1,326,495
Net operating expenses	235,513	242,962	1,010,564	982,345
Reorganization and restructuring costs	30,750	26,496	39,430	35,006
Operating profit subsidiaries
Continuing operations	52,489	47,638	224,062	261,228
Discontinued operations	12,335	8,085	57,727	47,916
	64,824	55,723	281,789	309,144
Share of associates’ operating profit	3,571	2,624	12,611	12,155
Total operating profit	68,395	58,347	294,400	321,299

Profit on sale of assets and operations	7,101	—	22,173	5,560

Interest income	3,211	3,653	8,335	11,631
Interest expense	(80,785)	(76,509)	(299,338)	(309,368)
Share of associates’ net interest	(331)	(338)	(1,301)	(2,062)
Total net interest	(77,905)	(73,194)	(292,304)	(299,799)

Other financial expense	(4,008)	(4,063)	(15,718)	(15,266)

(Loss) / profit before taxation	(6,417)	(18,910)	8,551	11,794
Taxation
Group	(2,697)	7,654	24,375	59,287
Share of associates	878	1,250	2,598	3,067
	(1,819)	8,904	26,973	62,354

(Loss) after taxation	(4,598)	(27,814)	(18,422)	(50,560)
Equity minority interests	4,952	3,715	16,067	16,768
Net loss	€(9,550)	€(31,529)	€(34,489)	€(67,328)

Companies (Amendment) Act, 1986

The financial statements in this report do not comprise ‘full group accounts’ within the meaning of Regulation 40(1) of the European Communities (Companies: Group Accounts) Regulations, 1992 of Ireland insofar as such group accounts would have to comply with all of the disclosure and other requirements of those Regulations. Full group accounts for JSG Funding for the year ended December 31, 2003 have received an unqualified audit report and have been filed with the Irish Registrar of Companies.

Segmental Analyses

Sales - third party

	3 Months to Dec 31 2004	3 Months to Dec 31 2003	12 Months to Dec 31 2004	12 Months to Dec 31 2003
	€ 000	€ 000	€ 000	€ 000

Packaging	772,787	762,846	3,094,045	2,968,784
Specialties	237,012	236,962	1,008,477	991,874
Europe	1,009,799	999,808	4,102,522	3,960,658
United States and Canada	—	—	—	104,355
Latin America	182,777	173,941	702,560	681,302
	€1,192,576	€1,173,749	€4,805,082	€4,746,315

Share of associates’ third party sales	€23,460	€22,704	€81,213	€80,074

Profit before taxation

	3 Months to Dec 31 2004	3 Months to Dec 31 2003	12 Months to Dec 31 2004	12 Months to Dec 31 2003
	€ 000	€ 000	€ 000	€ 000

Packaging	51,784	53,916	155,562	213,918
Specialties	22,007	14,693	96,777	88,020
Associates	3,007	2,206	10,064	9,447
Europe	76,798	70,815	262,403	311,385

Packaging	—	—	—	7,775
United States and Canada	—	—	—	7,775

Packaging	28,487	24,429	116,359	86,180
Associates	564	418	2,547	506
Latin America	29,051	24,847	118,906	86,686

Asia (Associates)	—	—	—	2,202

Center costs	(3,538)	(3,231)	(25,272)	(22,461)

Profit before goodwill amortization, interest, and exceptional items	102,311	92,431	356,037	385,587
Goodwill amortization	(7,174)	(11,651)	(37,925)	(44,548)
Group net interest	(77,574)	(72,856)	(291,003)	(297,737)
Share of associates’ net interest	(331)	(338)	(1,301)	(2,062)

Profit before exceptional items	17,232	7,586	25,808	41,240

Reorganization and restructuring costs	(30,750)	(26,496)	(39,430)	(35,006)
Profit on the sale of assets and operations	7,101	—	22,173	5,560
(Loss) / profit before taxation	€(6,417)	€(18,910)	€8,551	€11,794

Summary Group Balance Sheet

	Dec 31 2004	Dec 31 2003
	€ 000	€ 000
Assets Employed
Fixed Assets
Intangible assets	1,455,130	1,455,133
Tangible assets	2,334,858	2,435,946
Financial assets	81,895	80,642
	3,871,883	3,971,721

Current Assets
Stocks	452,166	477,432
Debtors	925,048	911,443
Amounts due by affiliates	395	—
Amounts due by affiliates after more than one year	270,552	277,264
Cash at bank and in hand	248,033	179,067
	1,896,194	1,845,206
Creditors (amounts falling due within one year)	1,169,672	1,178,457
Net current assets	726,522	666,749
Total assets less current liabilities	€4,598,405	€4,638,470

Financed by
Creditors (amounts falling due after more than one year)	2,967,212	3,024,052
Government grants	14,260	15,155
Provisions for liabilities and charges	221,403	234,952
Pension liabilities (net of deferred tax)	411,237	355,309
	3,614,112	3,629,468

Capital and Reserves
Called up share capital	40	40
Other reserves	946,002	930,780
Profit and loss account	(76,941)	(35,464)
Group shareholders’ funds (equity interests)	869,101	895,356

Minority interests (equity interests)	115,192	113,646
	984,293	1,009,002
	€4,598,405	€4,638,470

Statement of Total Recognized Gains and Losses

	12 Months to Dec 31 2004	12 Months to Dec 31 2003
	€ 000	€ 000
(Loss) / profit for the year
- Group	(38,433)	(71,927)
- Associates	3,944	4,599
	(34,489)	(67,328)

Translation adjustments on foreign currency net investments
- Group	15,222	58,982

Actuarial (loss) / gain recognized in retirement benefits schemes	(6,988)	25,603

Total recognized gains and losses relating to the year
- Group	(30,199)	12,658
- Associates	3,944	4,599
	€(26,255)	€17,257

Reconciliation of Movements in Shareholders’ Funds

	12 Months to Dec 31 2004	12 Months to Dec 31 2003
	€ 000	€ 000

At beginning of year	895,356	878,099
(Loss) for the year	(34,489)	(67,328)
Actuarial (loss) / gain recognized in retirement benefit schemes	(6,988)	25,603
Translation adjustments on foreign currency net investments	15,222	58,982
At end of year	€869,101	€895,356

Reconciliation of Net Loss to EBITDA, before Exceptional Items

	3 months to Dec 31 2004	3 months to Dec 31 2003	12 months to Dec 31 2004	12 months to Dec 31 2003
	€ 000	€ 000	€ 000	€ 000

Net loss	(9,550)	(31,529)	(34,489)	(67,328)
Equity minority interests	4,952	3,715	16,067	16,768
Taxation	(1,819)	8,904	26,973	62,354
Share of associates’ operating profit	(3,571)	(2,624)	(12,611)	(12,155)
Profit on sale of assets and operations	(7,101)	—	(22,173)	(5,560)
Reorganization and restructuring costs	30,750	26,496	39,430	35,006
Total net interest	77,905	73,194	292,304	299,799
Depreciation, depletion and amortization	68,141	72,612	300,540	298,014
EBITDA before exceptional items	€159,707	€150,768	€606,041	€626,898

Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JSG FUNDING PLC
Date: February 18, 2005	By:	/s/ IAN J. CURLEY
Ian J. Curley
Director and Chief Financial Officer